Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

October 12, 2011

Jennifer Thompson
Elizabeth Sellars
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (703) 813-6980

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 18, 2011
File No. 001-13314

Dear Ms. Thompson and Ms. Sellars:

We refer to your comment letter dated September 30, 2011 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2010 filed with the United States Securities and Exchange Commission (the “Commission”) on April 18, 2011 with the file number 001-13314 (the “Comment Letter”).  Due to the PRC national holiday, we did not receive the Comment Letter via facsimile until October 11, 2011.

We notice that we are required to respond to the Comment Letter within ten business days.  Per the discussion over telephone on October 11, 2011 between Ms. Thompson and our counsel, we understand that you have kindly extended the deadline of responding to the Comment Letter to October 31, 2011.  We will try to respond as soon as possible, but no later than such deadline.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.